JEFFREY G. KLEIN, P.A.
301 Yamato Road Suite 1240
Boca Raton, Florida 33431

Telephone: (561)953-1126	Telefax: (561)994-6693
Email: jklein@jkleinlegal.com

February 28, 2012

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D. C.  20549
Attention:

Re:	DNA Precious Metals, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed January 26, 2012
File No. 333-178624

Dear Sir/Madam:

The following responses are filed in connection with the Commission’s comment letter dated February 8, 2012.

1.  With respect to comment No.1 and the compliance with Item 504 of Regulation S-K, we have revised our disclosure to more clearly set forth the Company’s Use  of Proceeds.

2.  With respect to comment No. 2, and the Company’s Plan of Distribution,  we have made an affirmative representation that our officers and directors satisfy the requirements of Rue 3a4-1.

3.  With respect to comment No. 3, we have removed the reference to the “geological reserves” and “reserve” reference.

4.  With respect to comment No 4, we have removed the reference to specific costs and production rates.

5.  With respect to comment No. 5, we have deleted reference to the March 2011 mineralogical testing report.

6.  With respect to comment No. 6 and the work experience of our  officers and directors, we have specifically disclosed the business operations of prior employers.

7.  With respect to comment No. 7, we have updated the Registration Statement to include the audited financial statements for the years ended December 31, 2011 and 2010.

We have also provided  a current consent.

8.   With respect comment No. 8, we have further revised  the disclosure to comply with Rule 8-03 of Regulation S-X.

9.  With respect to comment No. 9,  we have further amended Note 3 to include the recommended disclosures of paragraphs 179-182  of the AICPA practice guide.

10.  With respect to comment 10,  we have revised our exhibits  and submitted in the required electronic format.

Should you have further questions, please do not hesitate to contact the undersigned.

Very truly yours,

/s/ Jeffrey G. Klein
Jeffrey G. Klein
Counsel For
DNA Precious Metals, Inc.